
August 15, 2013

Via E-mail
Arnold Casale
Chief Executive Officer
Soupman, Inc.
1110 South Avenue, Suite 100
Staten Island, NY 10314

> **Re:** **Soupman, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2012**
> **Filed December 14, 2012**
> **Form 10-Q for Fiscal Quarter Ended May 31, 2013**
> **Filed July 18, 2013**
> **Response dated July 25, 2013**
> **File No. 0-53943**

Dear Mr. Casale:

We have reviewed your response dated July 25, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2012

Item 8. Financial Statements and Supplemental Data, page 19

General

1. In your response to comments 5, 7, 14 and 17 in our letter dated February 4, 2013 you stated that you would amend the filing to: (i) revise your classification of certain expenses and credits in the statements of operations; (ii) revise your disclosure regarding warrants issued in connection with financing transactions and debts costs; (iii) revise your disclosure of the conclusion of the PEO and PFO regarding the effectiveness of internal control over financial reporting; and (iv) to file warrant agreements and the consent of your independent registered

public accounting firm as exhibits. Please do so or tell us when you intend to file the amendment.

Note 13 – Commitments and Contingencies, page 38
Litigations, Claims and Assessments, page 38

2. We reviewed your response to comment 2 in our letter dated June 28, 2013 and the disclosures regarding litigation, claims and assessments in Note 8 to the financial statements included in Form 10-Q filed July 18, 2013. We note that you did not provide the disclosures required by ASC 450-20-50-4 with respect of the GSM suit in Form 10-Q filed July 18, 2013. As such, we re-issue our previous comment. Please confirm to us that you will disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or if you are unable to estimate the possible loss or range of loss provide a statement that such an estimate cannot be made in the financial statements included in future annual and quarterly reports. The required disclosures may be made on an aggregate basis. If there is a reasonable possibility that a loss may have been incurred and you conclude that the maximum liability related to outstanding litigation, claims and assessments would not have a material effect on your financial position, results of operations or cash flows, you may disclose that fact rather than disclosing an estimate of the possible loss or range of loss or that that such an estimate cannot be made.

Note 14 – Acquisition, page 39

3. We note your response to comment 3 in our letter dated June 28, 2013. Please tell us why you were unable to provide the voting agreement between the investors as part of your response and when you will provide the agreement.

Item 11. Executive Compensation, page 46

4. We note your submission of three executive employment agreements in your supplemental response. Please file the three executive employment agreements in your next filing.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 47

5. We note your response to comment 5 in our letter dated June 28, 2013 and we reissue the comment. Please confirm you will disclose, and please confirm in which filing you will disclose the following:

- the information you provided to us supplementally in response to comment 16 in our letter dated February 4, 2013;

- the information you provided to us supplementally in response to comment 7 in our letter dated May 22, 2013; and

- the information required by Item 404(a)(5) of Regulation S-K, including:
  - the largest aggregate amount of principal outstanding during the period for which disclosure is provided;
  - the amount thereof outstanding as of the latest practicable date;
  - the amount of principal paid during the periods for which disclosure is provided;
  - the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

Also, please clarify to what document you are referring when you state the following in your response: "In our latest response we included all of the latest numbers."

Form 10-Q for Fiscal Quarter Ended May 31, 2013

Notes to Consolidated Financial Statements, page F-5

Note 3 – Summary of Significant Accounting Policies, page F-5
Reclassifications, page F-5

6. In your response to comment 9 in our letter dated May 22, 2013 you indicated that you would disclose the nature of reclassifications to prior year amounts to conform to the current presentation in future filings. However, we note that you omitted the requested disclosure. Please confirm to us that you will include a description of the reclassifications to the prior year amounts to conform to the current presentation in future annual and quarterly reports.

Variable Interest Entities, page F-5

7. We note your disclosure that you reassessed your prior conclusion to consolidate SKI during the nine months ended May 31, 2013 and concluded that SKI should be deconsolidated as result of certain agreements pertaining to the bankruptcy of SKI. We also note that you recognized a gain on deconsolidation in the current period. In your response to comment 5 in our comment letter dated March 22, 2013, you stated that you believed the period in which deconsolidation is recorded to be immaterial. However, it appears that the gain will have a material effect on the results of your operations for the current year. Please tell us why you believe it is appropriate to disclose that the deconsolidation is due to your reconsideration related to the bankruptcy of SKI when the petition for involuntary bankruptcy was filed in May 2010. Please also tell us why you believe it is appropriate to recognize a gain in the current year.

Item 4. Controls and Procedures
Disclosure Controls and procedures, page 5

8. In your response to comment 20 in our letter dated February 4, 2013 you stated that you would revise your disclosure in future filings to state, if true, that your principal executive and financial officers concluded that your disclosure controls and procedures are effective at

the reasonable assurance level given that disclosure controls and procedures are designed to be effective at the reasonable assurance level. However, we note that you did not provide the revised disclosure. Please confirm to us that you will revise your disclosure in future filings to conclude, if true, that your disclosure controls and procedures are effective at the reasonable assurance level.

Changes in Internal Control, page 5

9. In your response to comment 11 in our letter dated May 22, 2013 you stated that you would describe in more detail the changes in controls which remediated the material internal control weaknesses regarding segregation of duties and insufficient controls over the accuracy, completeness and authorization of transactions disclosed in your fiscal 2012 10-K. Please confirm to us that you will describe in more detail any changes in internal control in future filings on Form 10-K and Form 10-Q.

Exhibits 32.1 and 32.2

10. Please revise paragraph (1) to refer to the correct quarterly report.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief